NEWS RELEASE

Precision Drilling Corporation Announces the
Appointment of Kevin A. Neveu as Chief Executive Officer

Calgary, Alberta, Canada – August 14, 2007

The Board of Directors of Precision Drilling Corporation (“Precision”), Administrator of Precision Drilling Trust, today announced the appointment of Kevin A. Neveu as Chief Executive Officer and as a Director of Precision.

Mr. Neveu’s appointment represents the culmination of a global executive search process conducted by Korn/Ferry International and Precision’s Corporate Governance & Nominating Committee.

Mr. Neveu was previously President of the Rig Solutions Group of National Oilwell Varco in Houston, where he was responsible for the design and manufacturing of drilling equipment and rig packages for land and offshore clients worldwide. Over the past 25 years, Mr. Neveu has held executive management positions in the oilfield services sector in London, Moscow, Houston, Edmonton and Calgary.  Mr. Neveu was born and raised in Edmonton, Alberta and is a graduate of the Faculty of Engineering at the University of Alberta.

Commenting on his appointment, Mr. Neveu stated, “I am excited to be given the opportunity to lead an organization of the quality and industry stature of Precision and it is an honor to become part of the Precision family.  The many challenges facing the North American oilfield services sector will present opportunities for Precision, and I look forward to pursuing these opportunities as part of the Precision team.”

The Board also announced the appointment of Robert L. Phillips, a Director of Precision since 2004, as Chairman of the Board and the retirement of Hank B. Swartout as Executive Chairman and as a Director of Precision.

Mr. Phillips stated, “On behalf of the Board, we are delighted to welcome Kevin to Precision as our new Chief Executive Officer and as a member of the Board.  Kevin’s extensive experience in rig technology and construction and his proven leadership capabilities will be very valuable to Precision as we move forward”.

With respect to Mr. Swartout’s retirement, Mr. Phillips commented, “On behalf of the Board and all of the employees of Precision, we would like to thank Hank for his significant contributions to Precision over the past 22 years and we wish him success in his future endeavors”.

Precision is Canada’s largest energy services trust and the leading provider of energy services to the Canadian oil and gas industry.  Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, camps, snubbing units, wastewater treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision Drilling Trust is listed on the Toronto Stock Exchange under the trading symbol “PD.UN” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information please contact Robert L. Phillips, Chairman of the Board of Directors of Precision Drilling Corporation, Administrator of Precision Drilling Trust, 4200, 150 - 6th Avenue S.W., Calgary, Alberta T2P 3Y7, Telephone (403) 716-4500, Fax (403) 264-0251; website: www.precisiondrilling.com.

4200, 150 - 6th Avenue S.W.
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403.716.4500
Facsimile:  403.264.0251
www.precisiondrilling.com